Morgan

23rd May 2002

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

Enclosure

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Grant of Option
Released	11:37 23 May 2002
Number	3278W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of director:
Mr Nigel Robert Young

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Mr Nigel Robert Young

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
Director named in 2

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Grant of Option

7) Number of shares/amount of stock acquired:
NIL

8) Percentage of issued class:
NIL

9) Number of shares/amount of stock disposed:
NIL

10) Percentage of issued class:
NIL

11) Class of security:
N/A

12) Price per share:
N/A

13) Date of transaction:
N/A

14) Date of notification:
N/A

15) Total holding following this notification:
N/A

16) Total percentage holding of issued class following this notification:
N/A

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:
22 May 2002

18) Period during which or date on which exercisable:
22 May 2005 - 21 May 2012

19) Total amount paid (if any) for grant of the option:
NIL

20) Description of shares or debentures involved: class, number:
Ordinary shares of 25p each, 150,000

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
178.5p per share

22) Total number of shares or debentures over which options held following this notification:
150,000

23) Any additional information:
Option granted pursuant to The Morgan Executive Share Option Scheme 1995

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
23rd May 2002

END

RNS | The company news service from the London Stock Exchange

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Circ re AGM/Class Meeting
Released	11:49 23 May 2002
Number	3281W

Shareholder Circular incorporating Notice of Annual General Meeting and Class Meeting

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

END